SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004.

Coca-Cola Hellenic Bottling Company S.A.
(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

This Report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statement on Form F-3 (No. 333-110470) and in the prospectus contained in the registration statement on Form F-4 (No. 333-110475) of Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. and to be part thereof from the date on which this Report has been filed, to the extent not superceded by documents or reports subsequently filed or furnished.

Table of Contents

1.	Press release of 12 February, 2004

Coca-Cola Hellenic Bottling Company S.A.
Results for the year ended 31 December 2003 (IFRS)

Strong volume and significant profit growth driven by continuing successful execution of our proven strategy

FULL YEAR HIGHLIGHTS

•                  Strong volume growth to 1,359 million unit cases, 7% ahead of 2002

•                  Profitability continues to improve with:

•                  EBITDA* of €665 million, 15% ahead of 2002

•                  Operating profit (EBIT) of €258 million, 39% ahead of 2002

•                  Net profit of €115 million, substantially ahead of €35 million in 2002

•                  Return on Invested Capital (ROIC) increased to 7.0% compared with 5.1% for 2002

•                  Increased level of cash flow from operating activities less capital expenditure of €293 million compared with €110 million in 2002.

FOURTH QUARTER HIGHLIGHTS

•                  7% growth in volume to 318 million unit cases

•                  EBITDA* of €106 million, 26% ahead of 2002

•                  Operating loss (EBIT) of €11 million, 56% improvement compared to 2002

•                  Net profit significantly improved from a €47 million loss in Q4 2002 to an €18 million loss in Q4 2003.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

‘During 2003, CCHBC’s overall performance improved significantly, as measured by each of our key financial metrics, volume growth, operating margins, profitability, cash flows from operating activities and return on invested capital. Of note was the turnaround in the Italian market and the strong performance in Russia which, despite unfavourable weather conditions, recorded its first net profit. Our focus on world-class market execution, revenue management and tight operational control has enabled us to deliver these strong results. We finished 2003 in a solid position, with plans to continue execution of our clear and successful strategy.’

12 February 2004

*                 We consider EBITDA as a key measure of performance. We calculate EBITDA as operating profit plus depreciation, amortisation and other non-cash items.

Coca-Cola HBC (‘CCHBC’) is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’). CCHBC also prepares financial information under accounting principles generally accepted in the US (‘US GAAP’), which are available on our website: www.coca-colahbc.com

INQUIRIES:

Company contacts: Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3308 email: melina.androutsopoulou@cchbc.com

Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 email: thalia.chantziara@cchbc.com

European press contact: FD Greece Alastair Hetherington	Tel: +30 210 725 8194 email: alastair.hetherington@fd.com

US press contact: FD US Brian Maddox Lindsay Hatton	Tel: +1 212 850 5600 email: bmaddox@fd-us.com email: lhatton@fd-us.com

Overview

Coca-Cola HBC ended 2003 on a strong note with full year volume growth of 7%, EBITDA growth of 15% and operating profit (EBIT) growth of 39%. Importantly, our net profit for the full year more than tripled to €115 million. Our operational success during the period is demonstrated by the significant improvement in our Return on Invested Capital (ROIC) to 7.0%, a 190 basis points increase versus 2002.

Over the course of the past three years, since the creation of Coca-Cola HBC, our business has grown stronger, demonstrating our ability to meet and exceed market expectations on a consistent basis. Given the macro-economic challenges that we, like most companies faced in 2003, these results reflect the success and commitment of our organisation in effectively managing every aspect of our business.

Our relentless focus on world-class market execution as well as our local management’s effort to successfully deliver on pricing initiatives, product mix improvements, containment in operating expenses and finance costs, contributed to a significant increase in our margins.

During 2003, our countries continued to successfully pursue the exciting growth opportunities in carbonated beverages.  Low per capita consumption, in our developing and emerging market segments, and our unique capabilities of local execution enabled us to grow volume in the carbonated beverages segment by 3% in our territories excluding Nigeria. Importantly, in these territories, net average price increases and favourable mix resulted in revenue growth excluding foreign currency translation of 5% in 2003.  In 2003, we expanded our family of carbonated brands through the continued rollout of new products such as Diet Coke with Lemon and Vanilla Coke and flavour extensions such as Fanta Exotic and Fanta Madness.

In the noncarbonated segment, we continued to selectively broaden our beverage offerings in line with our strategy to provide consumers with more choice. Noncarbonated beverage volume grew by 42% (25% growth excluding acquisition volume) in 2003 and now accounts for 19% of our business.  Following the successful Valser and Dorna acquisitions in 2002, we acquired two more water companies in 2003. In October we completed, jointly with The Coca-Cola Company, the acquisition of the Polish mineral water company Multivita. In December, we completed the acquisition of 100% of the Austrian mineral water company Römerquelle. In 2003, the Valser and Dorna acquisitions contributed 3% to the Group’s volume and 2% to the Group’s EBITDA.

During 2003, we were also able to improve the efficiency of our capital structure, with the successful completion of a leveraged re-capitalisation plan that resulted in a €2 per share capital return to all of our shareholders.  This was funded through the proceeds of a two-tranche $900 million bond issued in September. The bonds were primarily placed in the US giving us the opportunity to lower our cost of borrowing and tap into a new fixed income investor base.

Cash flow from operating activities rose significantly to €644 million (2002: €426 million).  Cash flow from operating activities less capital expenditure of €293 million showed a stronger increase which was attributable to our focused efforts to manage our working capital position as well as measured growth in our capital spending.  Of particular note, excluding the effect of the leveraged re-capitalisation, net debt levels were reduced by approximately €80 million, a significant accomplishment given our overall operating achievements and strategic acquisitions.

Capitalising on our strengths and focusing on our core strategy, we have been able to report another year of strong performance and lay a solid foundation for the future. During 2004, we plan to continue the disciplined execution of our clearly defined volume to value strategy that focuses on six key priorities: 1. Grow categories to become a more balanced beverage company, 2. Build brand equity and exploit new channels, 3. Enhance margins through improved package and channel mix, 4. Manage capital for growth and value, 5. Drive cost efficiency throughout the business and 6. Drive our ROIC higher than our Weighted Average Cost of Capital (WACC).

The significant improvement in ROIC during 2003 to 7.0% and a reduction in our WACC by approximately 50 basis points as a result of the completion of our leveraged re-capitalisation plan, gives us even more confidence that our ROIC will now exceed our WACC by December 2005.

Operational Review by Reporting Segments

	Volume (million unit cases)			EBITDA (€ million)
Year to 31 December 2003	2003	2002	% Change	2003	2002	% Change

Established Markets	552.8	518.0	+7%	363.6	314.1	+16%
Developing Markets	276.4	261.6	+6%	96.9	92.8	+4%
Emerging Markets	530.1	488.7	+8%	204.2	171.8	+19%
Coca-Cola HBC	1,359.3	1,268.3	+7%	664.7	578.7	+15%

	Volume (million unit cases)			EBITDA (€ million)
4th Quarter 2003	2003	2002	% Change	2003	2002	% Change

Established Markets	122.7	113.1	+8%	61.6	50.0	+23%
Developing Markets	64.1	61.1	+5%	8.8	8.7	+1%
Emerging Markets	131.1	122.4	+7%	35.3	25.5	+38%
Coca-Cola HBC	317.9	296.6	+7%	105.7	84.2	+26%

Established markets

Volume

Unit case volume was 553 million for the full year of 2003, 7% above prior year, and 123 million in the fourth quarter, 8% above the same period last year. Italy grew volume by approximately 7% exceeding our previously communicated full year volume expectation of 6%. Although the hot summer was a positive factor in Italy’s strong performance, we are pleased with the progress made in local market execution. We believe this progress has laid the foundations for continued solid improvements in this key market. While, volume in Greece was flat for the year, we anticipate a return of volume growth in 2004. The acquisition of Valser which continued to perform well, complemented the product portfolio of our core business in Switzerland.

EBITDA

Established markets contributed €364 million to Group EBITDA for the full year of 2003, 16% above prior year, and €62 million for the quarter, 23% above the same period last year. In particular, Italy delivered strong growth in EBITDA, as a result of continued progress made in marketplace execution including the success of the outdoor cooler placement programme.  In addition, we step-changed our profitability through well-managed cost rationalisation programmes in all areas of our Italian operation.

Developing markets

Volume

Unit case volume was 276 million for the full year of 2003, 6% above prior year, and 64 million for the quarter, 5% above the same period last year. Our key market in this segment, Poland, outperformed the segment with volume growth of 11%, 1% higher than our previously communicated expectation. Our Hungarian business delivered a strong finish to the year, with 8% volume growth, as a result of selective product launches and successful promotional activities.  In addition, the Czech Republic reported volume growth of 10% over prior year driven by a strong operational focus and value-added promotions.  While the markets in the Baltic territories and Slovakia appear to have performed below our expectations, we have worked hard during the year to restore the fundamentals of these businesses to ensure future profitable growth in line with our long-term objectives.

EBITDA

Developing markets contributed €97 million to Group EBITDA for the full year of 2003, 4% above prior year and €9 million to Group EBITDA for the quarter, 1% above prior year.  Excluding the impact from the loss of toll-filling contracts as a result of the change in the German deposit legislation, our developing markets increased by approximately 8% for the full year.

Emerging markets

Volume

Unit case volume was 530 million for the full year of 2003, 8% above prior year and 131 million for the quarter, 7% above the same period last year. Despite unfavourable weather conditions during the year, Russia achieved excellent volume growth of 10% in 2003, in line with our previously communicated expectations.

Romania had another exceptional year, ending 2003 with volume growth of 33% driven both by the strength of the underlying business and the addition of the Dorna water portfolio.

As previously communicated, Nigeria faced political, social and economic unrest in 2003, including a prolonged strike in July and several fuel shortages, which all together led to a 9% volume decline for the year. While 2004 continues to deliver challenges, we have taken additional measures to grow our business including launching local production of juices and growing the water segment.

EBITDA

Emerging markets contributed €204 million to Group EBITDA for the full year of 2003, 19% above prior year and €35 million to Group EBITDA for the quarter, 38% above prior year. Romania and Russia were the main contributors to strong EBITDA growth in this segment. Romania’s strong performance was driven by volume growth, selective price increases as well as operating cost management. In Russia, effective revenue management led to high double-digit growth in our net sales revenue coupled with cost control initiatives, delivered positive EBIT and net profit for the full year 2003.

Group Financial Review

	Year to 31 December 2003			Fourth quarter 2003
	2003	2002*	% Change	2003	2002*	% Change
	€ million	€ million		€ million	€ million

Volume in unit cases (in millions)	1,359.3	1,268.3	+7%	317.9	296.6	+7%

Net sales revenue	4,063.7	3,880.8	+5%	911.8	864.4	+5%

Cost of goods sold	(2,469.3)	(2,390.8)	+3%	(581.9)	(548.1)	+6%

Gross profit	1,594.4	1,490.0	+7%	329.9	316.3	+4%

Total operating expenses	(1,336.8)	(1,304.2)	+2%	(340.9)	(341.3)	0%

Operating profit (EBIT)	257.6	185.8	+39%	(11.0)	(25.0)	+56%

EBITDA	664.7	578.7	+15%	105.7	84.2	+26%

Net profit	115.0	35.3	>100%	(17.7)	(46.7)	+62%

Basic and diluted EPS (in euros)	0.49	0.15	>100%	(0.07)	(0.20)	+62%

EPS excluding amortisation of, and other adjustments to, intangible assets (in euros)	1.03	0.64	+60%	0.08	(0.06)	>100%

* Certain amounts in sales, cost of goods sold and operating expenses have been reclassified for comparative purposes as a result of a change in policy on accounting for certain sales incentives and promotional expenses made to customers. The adoption of this policy has no impact on our operating profit. The change in accounting policy has been undertaken to bring our accounting treatment under IFRS in line with our US GAAP reporting following recent detailed guidance issued in the United States.

Net Sales Revenue

Net sales revenue for 2003 increased by approximately 5% versus 2002 as volume growth was partially offset by the weakness of certain local currencies against the euro, particularly those of Nigeria, Poland and Russia. Excluding the impact of the foreign currency translation, net sales revenue for the full year increased by approximately 10% as a result of our successful pricing strategy and a shift in our package and channel mix, towards the more profitable single serve packages. Net sales revenue per unit case for the full year, excluding the impact of the foreign currency translation, was €3.13 up from €3.06 in 2002.

Cost of Goods Sold

The average cost of goods sold per unit case for the full year decreased to €1.82 in 2003 from €1.89 in 2002. This was largely driven by the strengthening of the euro against the US dollar which impacted our results positively in several markets where the cost of certain raw materials is denominated in US dollars. Additionally, we continued to execute a number of key cost reduction initiatives, including our strategy to implement comprehensive, system-wide supply chain improvements.

Gross Profit

Our gross profit margin increased to 39.2% compared to 38.4% for the full year of 2002. This margin expansion reflects both our successful pricing strategy and continued efforts to manage costs and improve production efficiencies.

Operating Expenses

Total operating expenses represented 32.9% of our net sales for the full year of 2003 versus 33.6% for 2002. We continued our focus on managing operating expenses through the reduction of administrative and overhead costs, while strengthening our sales force and increasing our marketing efforts.

Operating Profit (EBIT)

Operating profit increased by 39% to €258 million in 2003 from an operating profit of €186 million for the full year of 2002. This increase is attributable to the significant gross margin improvement, as noted above, as well as effective management of operating expenses. The foreign currency impact on EBIT and EBITDA for the full year was not material.

Taxation

For the full year 2003, the underlying effective tax rate was approximately 24% primarily as a result of the recognition of a significant benefit in Italy as well as the increased profitability in certain countries that enabled the utilisation of available but previously unrecognised tax losses. Looking into 2004 and for the foreseeable future, based on current tax laws, our current estimate for the underlying effective tax rate is expected to be approximately 29%.

Net Profit

Full year net profit tripled to €115 million versus a net profit of €35 million for 2002. This improvement reflects the strong growth in our operating profit as well as the favourable impact of lower interest rates and lower effective tax rates.

Earnings Per Share

Our full year net profit translates to an earning per share (EPS) of €0.49 compared to €0.15 in 2002.  Excluding the amortisation of and other adjustments to, intangible assets, the EPS amounted to €1.03 versus €0.64 a year earlier, an improvement of 60%.

Cash Flow

Cash flow generated from operating activities was a record €644 million versus €426 million in the prior year, a 51% increase. This increase was attributable to solid business operating results as well as strong initiatives on effective working capital management. After investing activities (primarily capital expenditure and acquisitions), cash flows were approximately €174 million and we continue to expect increasing cash flows in the future.

Financing - Successful Completion of $900 Million Debt Offering Through the U.S.

On 17 September 2003, we successfully accessed the U.S. debt capital markets to prefund a €200 million bond that was due to mature on December 17 2003 as well as to fund the leverage re-capitalisation plan. Two issues were undertaken, with a $500 million tranche for 10 years and $400 million tranche for 12 years. Proceeds from the issue were immediately swapped into euro with no residual currency risk.

The decision to use the U.S. debt capital markets versus the Eurobond market was driven by favourable pricing and the desire to further diversify our funding sources. Our NYSE listing, now in its second year, has given us access to low cost funds as well as the opportunity to tap into a new investor base and the US fixed income market.

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2003 (IFRS)

Capital Expenditure

CCHBC had net expenditure of approximately €350 million on fixed assets for the full year of 2003 in line with previously communicated guidance. We focused our capital investment on the most profitable areas of the business such as cold drink equipment and the expanded availability of immediate consumption packaging. We continued to redeploy assets and equipment within the Group, where possible, minimised the cash outflows on fixed assets and improved our return on existing assets. As we also pre-spent on certain items which will benefit 2004 performance, we therefore expect only a modest increase in capital expenditure in 2004 versus 2003.

Acquisition of Polish Water Brand Multivita

On 2 October 2003, we completed the joint acquisition with The Coca-Cola Company of 100% of the shares of Multivita sp. z o.o. from Maspex sp. z o.o. The acquisition included a production facility at Tylicz and the company’s mineral water brands.

Acquisition of Austrian Water Brand Römerquelle

On 5 December 2003, we completed the acquisition of 100% of the Austrian mineral water company Römerquelle GmbH. The acquisition involved production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle.

Acquisition of Greek Snack Food Brand Tsakiris S.A.

On 30 December 2003, we completed the acquisition of 100% of the shares of the Greek potato chip company, Tsakiris S.A., representing the second largest brand in the market. Tsakiris S.A. was a subsidiary of Plias S.A., a company listed on the Athens Stock Exchange.

Leveraged Re-capitalisation Completion

On 19 August 2003, CCHBC’s Board of Directors called an Extraordinary General Meeting, which took place on 15 September. At this Extraordinary General Meeting, CCHBC’s shareholders approved a share capital increase of €518 million, or an increase of the shares’ par value from €0.31 to €2.50. This capital increase was subsequently approved by the Greek Ministry of Development on 24 September 2003, and completed on 1 October 2003 with the payment of the necessary taxes on the transaction.

On 1 October 2003, CCHBC’s Board of Directors called the second Extraordinary General Meeting, which took place on 31 October 2003. At this second Extraordinary General Meeting shareholders approved a share capital decrease of €473 million (or a decrease of the shares’ par value from €2.50 to €0.50) and the return of €2.00 per share to all shareholders. This process was completed in December with the return of cash to shareholders.

2004 Outlook

We have finished 2003 on a strong note and plan to continue execution of our successful strategy. 2004 is an important year for us since eight of our countries within the developing markets will be joining the E.U. in May. Although, this will be positive in the medium to long-term, it will present us with certain challenges in the short-term. We have taken certain actions around pricing, cost management particularly for key raw materials and cross-border supply initiatives to help smooth the transition.

Accordingly, we maintain a positive outlook for 2004 in line with long-term objectives:

•                  Volume growth of 6% - 8%,

•                  EBITDA growth of 10% - 12%,

•                  EBIT growth of 25% - 30%,

•                  Net profit of €140 - €150 million,

•                  ROIC improvement of over 100 basis points,

•                  Effective tax rate of 29%,

•                  Capital expenditure of €350 - €365 million.

Conference Call

CCHBC will host a conference call with financial analysts to discuss the 2003 results on 12 February 2004 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Interested parties can access the live, audio webcast of the call through CCHBC’s website (www.coca-colahbc.com).

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy and the effects of the recent leveraged re-capitalisation on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on 30 June, 2003 (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2003 (IFRS)

Consolidated income statement (unaudited)

	Note	Year ended 31 December 2003	Year ended 31 December 2002*
		€ million	€ million

Net sales revenue	3	4,063.7	3,880.8
Cost of goods sold		(2,469.3)	(2,390.8)

Gross profit		1,594.4	1,490.0

Operating expenses		(1,209.2)	(1,187.7)
Exceptional operating expense		—	—
Amortisation of, and other adjustments to, intangible assets	4	(127.6)	(116.5)
Total operating expenses		(1,336.8)	(1,304.2)

Operating profit (EBIT)	3	257.6	185.8

Finance costs	5	(48.4)	(60.2)
Unrealised gain on available-for-sale investments		1.2	—
Share of results of associates		1.6	1.9

Profit before taxation		212.0	127.5

Taxation	6	(82.8)	(73.0)

Profit after taxation		129.2	54.5

Minority interests		(14.2)	(19.2)

Net profit		115.0	35.3

Basic & diluted earnings per share (euros)	7	0.49	0.15

Earnings per share excl. amortisation (cents)		1.0	0.6

Volume (million unit cases)	3	1,359.3	1,268.3

EBITDA (€ million)	3	664.7	578.7

* Refer to note 1

	Note	Three months to 31 December 2003	Three months to 31 December 2002*
		€ million	€ million

Net sales revenue	3	911.8	864.4
Cost of goods sold		(581.9)	(548.1)

Gross profit		329.9	316.3

Operating expenses		(304.3)	(308.5)
Exceptional operating expense		—	—
Amortisation of, and other adjustments to, intangible assets	4	(36.6)	(32.8)
Total operating expenses		(340.9)	(341.3)

Operating profit (EBIT)	3	(11.0)	(25.0)

Finance costs	5	(12.4)	(16.4)
Unrealised gain on available-for-sale investments		1.2	—
Share of results of associates		—	0.5

Profit before taxation		(22.2)	(40.9)

Taxation	6	6.3	(3.3)

Profit after taxation		(15.9)	(44.2)

Minority interests		(1.8)	(2.5)

Net profit		(17.7)	(46.7)

Basic & diluted earnings per share (euros)	7	(0.07)	(0.20)

Earnings per share excl. amortisation (cents)		0.1	(0.1)

Volume (million unit cases)	3	317.9	296.6

EBITDA (€ million)	3	105.7	84.2

* Refer to note 1

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2003 (IFRS)

Condensed consolidated balance sheet (unaudited)

	Note	As at 31 December 2003	As at 31 December 2002
		€ million	€ million
Assets

Intangible assets	8	1,805.2	1,887.5
Property, plant and equipment	8	2,000.2	2,047.3
Other non-current assets		29.4	32.7

Total non-current assets		3,834.8	3,967.5

Inventories		298.9	316.9
Trade and other receivables		695.2	675.5
Cash and cash equivalents		39.4	105.5

Total current assets		1,033.5	1,097.9

Total assets		4,868.3	5,065.4

Liabilities

Short-term borrowings		397.3	531.4
Other current liabilities		840.2	813.8

Total current liabilities		1,237.5	1,345.2

Long-term borrowings	9	1,325.4	979.3
Other non-current liabilities		316.1	208.3

Total non-current liabilities		1,641.5	1,187.6

Shareholders’ equity		1,908.9	2,443.0
Minority interests		80.4	89.6

Total equity		1,989.3	2,532.6

Total equity and liabilities		4,868.3	5,065.4

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2003 (IFRS)

Condensed consolidated cash flow statement (unaudited)

	Note	Year ended 31 December 2003	Year ended 31 December 2002
		€ million	€ million

Operating profit		257.6	185.8
Depreciation of property, plant and equipment		279.5	276.4
Amortisation of intangible assets	4	112.8	110.5
Other non-cash items	4	14.8	6.0
EBITDA (earnings before interest, tax, depreciation, amortisation and other non-cash items)	3	664.7	578.7

Loss (gain) on disposal of property, plant and equipment		8.1	(3.9)
Increase in inventories		(2.2)	(46.4)
Decrease (increase) in trade and other receivables		28.0	(20.8)
Increase (decrease) in trade payables and other liabilities		21.4	(23.8)
Taxation paid		(76.2)	(58.3)
Cash flow generated from operating activities		643.8	425.5

Investing activities:
Payment for purchase of property, plant and equipment		(350.9)	(315.3)
Receipts from disposal of property, plant and equipment		15.0	22.1
Net payments for investments		(0.5)	(0.8)
Net payments for acquisition of subsidiaries		(141.4)	(193.8)
Proceeds from sale of trademark		7.6	—
Acquisition of franchise agreements		—	(0.3)
Net cash used in investing activities		(470.2)	(488.1)

Financing activities:
Return of capital to shareholders	10	(472.9)	—
Expenses relating to return of capital to shareholders	10	(5.8)	—
Proceeds from issue of shares to employees	11	3.4	—
Net increase in borrowings		340.7	141.9
Net interest paid		(46.6)	(64.5)
Net dividend paid to group shareholders and minority interests	12	(50.4)	(50.0)
Net cash from financing activities		(231.6)	27.4

Increase (decrease) in cash and cash equivalents		(58.0)	(35.2)

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		105.5	152.6
Increase (decrease) in cash and cash equivalents		(58.0)	(35.2)
Effect of changes in exchange rates		(8.1)	(11.9)

Cash and cash equivalents at 31 December		39.4	105.5

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2003 (IFRS)

Condensed consolidated statement of movements in shareholder’s equity (unaudited)

	Note	2003	2002
		€ million	€ million

Balance as at 1 January		2,443.0	2,538.0
Net profit		115.0	35.3
Foreign currency translation		(131.8)	(94.3)
Gains on cash flow hedges recognised in equity (net of applicable income taxes of €0.4m)		3.9	1.8
Gains on cash flow hedges reclassified from equity to carrying amount of hedged assets and liabilities (net of applicable income taxes of €0.7m)		(1.1)	(0.1)
Gains (losses) on cash flow hedges reclassified from equity and reported in net profit (net of applicable income taxes of €0.4m)		(0.9)	4.7
Return of capital to shareholders	10	(473.3)	—
Expenses relating to return of capital to shareholders (net of applicable income taxes of €2.1m)	10	(4.0)	—
Shares issued to employees exercising stock options	11	3.4	—
Dividends	12	(45.0)	(42.6)
Movement in shares held for equity compensation plan		(0.3)	0.2
Balance as at 31 December		1,908.9	2,443.0

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2003 (IFRS)

Notes to the condensed consolidated financial statements (unaudited)

1.                                      Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002, with the exception of a change in the classification of certain customer related expenses in the income statement. Specifically, we now classify all expenditure given or spent on a specific customer as a deduction from revenue or cost of goods sold (as appropriate), except where we receive an identifiable benefit (which is separable from the customer’s purchase of goods from us) in return for the expenditure and we can reasonably estimate the fair value of this benefit. Where we receive a specific reimbursement from The Coca-Cola Company (‘TCCC’) for such costs, the reimbursement is characterised as a reduction of the cost.

The change in accounting policy has been undertaken to bring our accounting treatment in line with our U.S. GAAP reporting following recent detailed guidance issued in the United States. Prior year comparatives have been similarly reclassified for consistency purposes.

Costs that are incurred unevenly during the financial year are anticipated or deferred for reporting purposes through the year only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These consolidated condensed financial statements have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’ and should be read in conjunction with the 2002 annual financial statements, which include a full description of the Group’s accounting policies.

2.                                      Exchange rates

For Coca-Cola HBC (‘CCHBC’), we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the CCHBC Group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average		Closing
	Year to December		31 December	31 December
	2003	2002	2003	2002
US dollar	1.14	0.95	1.26	1.05
UK sterling	0.69	0.63	0.70	0.65
Polish zloty	4.40	3.86	4.65	4.02
Nigerian naira	147.39	116.23	172.70	133.14
Hungarian forint	253.72	242.23	260.90	235.70
Swiss franc	1.52	1.46	1.56	1.45

3.                                      Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages.  The Group operates in 26 countries, and its financial results are reported in the following segments.

Established markets:

Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing markets:

Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging markets:

Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

	Volume in unit cases	Net sales revenue*	EBITDA	EBIT
	million	€ million	€ million	€ million
Established markets
3 months to 31 December 2003	122.7	485.2	61.6	(5.8)
3 months to 31 December 2002	113.1	447.5	50.0	(5.0)
12 months to 31 December 2003	552.8	2,189.5	363.6	149.3
12 months to 31 December 2002	518.0	2,045.3	314.1	125.3

Developing markets
3 months to 31 December 2003	64.1	156.4	8.8	(10.1)
3 months to 31 December 2002	61.1	156.3	8.7	(14.1)
12 months to 31 December 2003	276.4	712.7	96.9	22.6
12 months to 31 December 2002	261.6	698.9	92.8	13.4

Emerging markets
3 months to 31 December 2003	131.1	270.2	35.3	4.9
3 months to 31 December 2002	122.4	260.6	25.5	(5.9)
12 months to 31 December 2003	530.1	1,161.5	204.2	85.7
12 months to 31 December 2002	488.7	1,136.6	171.8	47.1

Total CCHBC
3 months to 31 December 2003	317.9	911.8	105.7	(11.0)
3 months to 31 December 2002	296.6	864.4	84.2	(25.0)
12 months to 31 December 2003	1,359.3	4,063.7	664.7	257.6
12 months to 31 December 2002	1,268.3	3,880.8	578.7	185.8

* refer to note 1

4.                                      Amortisation of, and adjustments to, intangible assets

During the year, CCHBC recognised deferred tax assets on losses that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, ‘Income Taxes’, when deferred tax assets on losses have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €14.8 million (2002: €6.0 million) has been recorded in operating expense and a deferred tax credit of €14.8 million (2002: €6.0 million) included within taxation on the income statement. This non-cash operating expense has been excluded from the calculation of EBITDA. There is no overall impact on net profit.

	Year ended 31 December 2003	Year ended 31 December 2002
	€ million	€ million

Amortisation of intangible assets	112.8	110.5
Recognition of pre-acquisition deferred tax assets through goodwill	14.8	6.0
Total amortisation of, and adjustments to, intangible assets	127.6	116.5

5.                                      Finance costs

	Year ended 31 December 2003	Year ended 31 December 2002
	€ million	€ million
Interest expense	63.8	69.8
Net foreign exchange translation losses	0.7	1.2
Fair value (gains) losses on interest rate swaps	(4.4)	0.1
Interest income	(11.7)	(10.9)
Total finance costs	48.4	60.2

	Three months to 31 December 2003	Three months to 31 December 2002
	€ million	€ million
Interest expense	19.0	22.1
Net foreign exchange translation losses (gains)	0.6	(2.7)
Fair value (gains) on interest rate swaps	(1.8)	(2.5)
Interest income	(5.4)	(0.5)
Total finance costs	12.4	16.4

6.                                      Taxation

The underlying effective tax rate for the Group is higher than the Greek statutory rate of 35% due to the impact of non-deductible expenses, principally the amortisation of intangible assets. Excluding the amortisation of, and adjustments to, intangible assets (see section 4), the effective tax rate for the Group for the year was 24% (2002: 30%). This reflected the positive impact from the recognition of the deferred tax asset attributable to losses recognised subsequent to the acquisition of Coca-Cola Beverages plc and the effect of lower enacted tax rates on the deferred tax balance. Tax rates in the countries in which the Group operates range from 0% to 38%.

7.                                      Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of shares in issue during the period (2003: 236,674,925 and 2002: 236,668,596 shares).

8.                                      Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million

Opening net book value as at 1 January 2003	2,047.3	1,887.5
Additions	364.4	—
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(14.8)
Arising on current year acquisitions	33.5	84.9
Arising on prior year acquisitions	(0.6)	2.2
Sale of trademark to TCCC	—	(2.3)
Disposals	(24.2)	—
Depreciation/amortisation	(279.5)	(112.8)
Foreign exchange differences	(140.7)	(39.5)
Closing net book value as at 31 December 2003	2,000.2	1,805.2

9.                                      Debt

On 17 September 2003 we successfully completed, through Coca-Cola HBC Finance B.V., a $900.0 million (€713.9 million at 31 December 2003 exchange rates) global offering of notes by means of a private placement. The first tranche consisted of an aggregate principal amount of $500.0 million (€396.6 million) due in 2013 and the second tranche of $400.0 million (€317.3 million) due in 2015. The proceeds of the notes were used to refinance certain outstanding debt, including the repayment of the €200.0 million bonds which matured on 17 December 2003, the capital return to the shareholders under the leveraged re-capitalisation (refer to section 10) and the acquisition of Römerquelle GmbH.

10.                               Leveraged re-capitalisation

On 19 August 2003, CCHBC announced its intention to effect a leveraged re-capitalisation with the objective of improving the efficiency of its capital structure. In connection with the leveraged re-capitalisation, CCHBC held an Extraordinary General Meeting on 15 September 2003, which approved a share capital increase through the capitalisation of €518.3 million of share premium reserve (or an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share). This capital increase was approved by the Greek Ministry of Development on 24 September 2003 and completed on 1 October 2003 with the payment of certain related taxes.

On 1 October 2003, CCHBC’s Board of Directors called a second Extraordinary General Meeting which took place on 31 October 2003 and which approved a share capital decrease of €473.3 million (or a decrease of the par value of ordinary shares from €2.50 to €0.50 per share) and the return of €2.00 per ordinary share to all shareholders of CCHBC. The capital decrease was approved by the Greek Ministry of Development on 10 November 2003 and the Athens Stock Exchange was duly notified at its board meeting of 14 November 2003. As at 31 December 2003, €472.9 million of the €473.3 million had been returned to shareholders. The capital return of €473.3 million and the payment of taxes and related expenses of €4.0 (net of applicable taxes of €2.1 million) million were financed with the net proceeds from the global offering of notes (refer to section 9, ‘Debt’).

11.                               Shares issued to employees exercising share options

On 23 December 2003, CCHBC’s Board of Directors resolved to increase the share capital of the Company by 256,681 ordinary shares, following the exercise of share options by option holders pursuant to CCHBC’s share option plan. Proceeds from the issue of the shares were €3.4 million. This was recorded as €0.1 million to issued share capital and €3.3 million to share premium reserve.

12.                               Dividends

A dividend of €0.19 per share (totaling €45.0 million) for the year ended 31 December 2002 was approved at the Annual General Meeting on 6 June 2003 and paid to shareholders of the Group beginning 23 June 2003. The dividend in respect of the year ended 31 December 2003 will be approved at the Annual General Meeting to be held in mid 2004.

13.                               Contingencies

There have been no significant changes in contingencies since 31 December 2002 (as described in the 2002 annual financial statements).

14.	Recent acquisitions

a)	Valser Mineralquellen AG

On 30 September 2002, we jointly acquired with TCCC, the leading Swiss mineral water bottler, Valser Mineralquellen AG. Total consideration for the acquisition was €117.3 million (excluding costs) of which CCHBC’s share was €58.7 million. The acquisition comprised a number of well-established mineral water brands, including Valser Classic, Valser Naturelle and Valser Limelite, in addition to Valser’s production and distribution facilities.

b)	Dorna Apemin S.A.

On 17 December 2002, we jointly acquired with TCCC, the majority of the shares in Romania’s premier sparkling mineral water company, Dorna Apemin S.A. (‘Dorna’). Total consideration for the acquisition was €39.0 million (excluding costs) of which CCHBC’s share was €19.5 million. The acquisition comprised all brands and products of Dorna, including White Spring, Poiana Negri and Dorna mineral waters. CCHBC’s interest represents 49.1% of the outstanding shares of Dorna.

c)	Minority interest in Switzerland

On 30 December 2002, we announced that we had successfully closed the acquisition of an outstanding 26.1% interest in our Swiss subsidiary from ‘EWN’ Getränke Holdings GmbH. Of the total consideration of €56.3 million, €5.6 million was paid in December 2002, and the remainder was paid during the second quarter of 2003.

d)	Multivita sp. z.o.o.

On 2 October 2003, we completed the joint acquisition with TCCC of 100% of the shares of Multivita sp.z o.o., the Polish mineral water company. Total consideration for the acquisition was €21.0 million (excluding costs), of which CCHBC’s share was €10.5 million. The acquisition included a production facility at Tylicz and the mineral water brand Multivita.

e)	Römerquelle GmbH

On 5 December 2003, we completed the acquisition of 100% of the Austrian mineral water company Römerquelle GmbH. The acquisition involved production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle. Total consideration for the acquisition was €63.3 million (excluding costs), with the assumption of debt of an additional €6.4 million.

f)	Tsakiris S.A.

On 30 December 2003, we completed the acquisition of 100% of the shares of the Greek potato chip company, Tsakiris S.A. from Plias S.A. Plias S.A. is related to CCHBC by way of some common shareholdings. The acquisition involved a production facility in Atalanti and the brands Tsakiris and City. Cash consideration was €6.2 million (excluding costs), with the assumption of debt of an additional €9.3 million.

15.	Post balance sheet events

On 28 January 2004, we completed the acquisition of the Croatian mineral water company Gotalka d.o.o. The acquisition includes a production facility at Budinscina and the mineral water brand Bistra. Total consideration for the acquisition was €6.6 million (excluding costs).

VOLUME BY COUNTRY FOR 2003, 2002 & 2001**

	2003	2002	2001 Reported Statutory	2001 Constant Territory*
Established Markets
Austria	69.2	66.8	65.7	65.7
Greece	147.4	147.4	144.4	144.4
Ireland	72.0	69.9	66.5	66.5
Italy	180.3	168.9	166.6	166.6
Switzerland	83.9	64.9	59.1	59.1

TOTAL	552.8	518.0	502.3	502.3

Developing Markets
Baltics	19.2	18.9	0.0	16.2
Estonia	5.6	6.2	0.0	5.2
Latvia	6.1	5.9	0.0	4.9
Lithuania	7.4	6.9	0.0	6.1
Croatia	25.2	23.9	23.3	23.3
Czech Republic	41.9	38.1	34.9	34.9
Hungary	73.3	67.8	67.1	67.1
Poland	94.6	85.5	79.3	79.3
Slovakia	17.8	23.3	23.4	23.4
Slovenia	4.5	4.2	4.7	4.7

TOTAL	276.4	261.6	232.8	249.0

Emerging Markets
Armenia	3.7	3.1	3.0	3.0
Belarus	9.5	8.1	5.2	5.2
Bosnia and Herzegovina	13.3	12.1	10.5	10.5
Bulgaria	35.6	35.4	34.2	34.2
FYROM	9.8	12.1	11.5	11.5
Moldova	1.5	1.3	1.2	1.2
Nigeria	122.7	135.2	132.7	132.7
Romania	97.7	73.4	61.5	61.5
Russia	159.7	144.8	41.0	124.1
Ukraine	38.1	32.1	26.0	26.0
Serbia and Montenegro	38.4	31.2	23.9	23.9

TOTAL	530.1	488.7	350.7	433.8

TOTAL CCHBC	1,359.3	1,268.3	1,085.8	1,185.1

* The constant territory basis adjusts the results for the acquisition of the Russian territories and Baltic States of Estonia,  Lithuania and Latvia as if they had been acquired from the beginning of 2001, to provide comparable information for 2003 and 2002.

**Volume is shown in millions of unit cases.

PERCENTAGE VOLUME CHANGE BY COUNTRY
FOR 12 MONTHS TO 31 DECEMBER 2003 AND 2002

	2003 % change versus 2002	2002 % change versus 2001
		Reported Statutory	Constant Territory *
Established Markets
Austria	+ 4%	+ 2%	+ 2%
Greece	0%	+ 2%	+ 2%
Ireland	+ 3%	+ 5%	+ 5%
Italy	+ 7%	+ 1%	+ 1%
Switzerland	+ 29%	+ 10%	+ 10%

TOTAL	+ 7%	+ 3%	+ 3%

Developing Markets
Baltics	+ 1%	> 100%	+ 17%
Estonia	- 9%	> 100%	+ 18%
Latvia	+ 4%	> 100%	+ 19%
Lithuania	+ 8%	> 100%	+ 13%
Croatia	+ 6%	+ 2%	+ 2%
Czech Republic	+ 10%	+ 9%	+ 9%
Hungary	+ 8%	+ 1%	+ 1%
Poland	+ 11%	+ 8%	+ 8%
Slovakia	- 24%	0%	0%
Slovenia	+ 7%	- 11%	- 11%

TOTAL	+ 6%	+ 12%	+ 5%

Emerging Markets
Armenia	+ 21%	+ 4%	+ 4%
Belarus	+ 17%	+ 57%	+ 57%
Bosnia and Herzegovina	+ 10%	+ 15%	+ 15%
Bulgaria	+ 1%	+ 3%	+ 3%
FYROM	- 19%	+ 5%	+ 5%
Moldova	+ 19%	+ 1%	+ 1%
Nigeria	- 9%	+ 2%	+ 2%
Romania	+ 33%	+ 19%	+ 19%
Russia	+ 10%	+ 253%	+ 17%
Ukraine	+ 19%	+ 24%	+ 24%
Serbia and Montenegro	+ 23%	+ 30%	+ 30%

TOTAL	+ 8%	+ 39%	+ 13%

TOTAL CCHBC	+ 7%	+ 17%	+ 7%

* The constant territory basis adjusts the results for the acquisition of the Russian territories and Baltic States of Estonia,  Lithuania and Latvia as if they had been acquired from the beginning of 2001, to provide comparable information for 2003 and 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: February 17, 2004